Exhibit 3.2

Amendment No. 2 to By-laws of Lantern Pharma Inc.

(Adopted on July 24, 2025)

Section 2.07 of the By-laws of Lantern Pharma Inc. is deleted in its entirety and replaced with the following:

“Section 2.07 Quorum. Unless otherwise provided by law or the Corporation’s Certificate of Incorporation, one-third (33.33%) of the outstanding shares entitled to vote, present in person, by remote communication, if applicable, or represented by proxy, shall constitute a quorum at a meeting of stockholders. Except as otherwise required by law, abstentions and broker non-votes shall be counted to determine whether a quorum is present. In the absence of a quorum, the meeting may be adjourned, from time to time, by the chairman of the meeting or by vote of a majority of the shares so represented without further notice. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a meeting may continue to transact business until adjournment, notwithstanding the withdrawal of such number of stockholders as may leave less than a quorum.”